	Lundin Mining Corporation	Lundin Mining AB
	Vancouver office	Stockholm office
	Suite 2101	Hovslagargatan 5
Lundin Mining Corporation	885 West Georgia Street	111 48 Stockholm
	Vancouver B.C. V6C 3E8	Sweden
	Canada	Tel. 8-545 074 70
	Tel. 604 689 7842	www.lundinmining.com

Twelve Months Ended December 31, 2005 and 2004
February 16, 2006
(Amounts in United States Dollars unless otherwise stated)

Financial Highlights
	Three	Three	Year	Year
	months ended	months ended	ended	ended
Millions of US$, except per share data	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Sales	63.8	22.5	192.1	39.9
Net income	14.2	2.1	30. 0	4.8
Basic earnings per share	0.35	0.07	0.78	0.21

Diluted earnings per share	0.35	0.07	0.78	0.21
Cash provided by operating
	33.2	8.2	68.1	12.2
activities
EBITDA (i)	27.5	8.2	75.4	12.2

(i) Non GAAP measure

CEO Comments

Lundin Mining President and CEO, Karl-Axel Waplan said: "Continued strong commodity prices and good performances from our three mining operations resulted in record earnings and cash flow from operations during the fourth quarter. There is still a shortage of supply in the market for our main metal, zinc, and we are optimistic going into 2006. With the recent alliance and financing agreement with Sunridge, we have expanded our interest s into Africa, one of the most interesting exploration and mining regions in the world."

Other highlights

-      A financing arrangement with Sunridge Gold Corp. was signed in February 2006. Sunridge is a publicly traded Canadian mining company, listed on the TSX Venture Exchange ("TSXV"). Sunridge is currently drilling several advanced exploration projects in Eritrea and northeastern Africa.

-      The acquisition of up to a 19.9% interest in Union Resources Limited was completed during the fourth quarter. Union currently holds a 38% interest in the Mehdiabad Project, one of the largest undeveloped zinc projects in the world. Union has entered into an agreement with Itok with the objective of acquiring Itok’s position in the project. After completion of the agreement, Union’s share of the project will increase to 50%.

-      All of the shares and warrants which Lundin Mining was holding in Silver Wheaton Corporation were sold during 2005. Total net proceeds amounted to $37.1 million of which $11. 9 million was realized in the fourth quarter. The profit before tax during the fourth quarter arising from this transaction was $6.6 million.

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Selected Financial Information
Thousands of USD

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Sales	$63,820	22,465	192,073	39,922
Cost of sales	$(30,309)	(10,815)	(98,710)	(19,667)
Exploration and project investigation	$(2,606)	(574)	(7,146)	(2,762)
Administration and other income (expenses)	$(3,356)	(2,854)	(10,864)	(5,270)
EBITDA (i)	$27,549	8,222	75,353	12,223

Depreciation of fixed assets	$(6,031)	(1,833)	(20,267)	(3,673)
Amortization of mining rights	$(9,656)	(2,650)	(31,732)	(5,331)
EBIT (i)	$11,862	3,739	23,354	3,219

Unrealized loss on copper and lead hedges (ii)	$(2,095)		(2,095)
Net interest and other financial items	$10,096	(1,706)	22,806	2,728

EBT (i)	$19,863	2,033	44,065	5,947

Tax and non-controlling interest	$(5,642)	57	(14,102)	(1,183)
Net income for the period	$14,221	2,090	29,963	4,764

Operating Cash Flow	$33,197	8,220	68,138	12,184
Capital Expenditures	$(8,763)	(2,686)	(19,430)	(4,946)

(i) Non GAAP measures
(ii) See page 14

Key Financial Data

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

Shareholders´ equity/share, USD*	$6.01	4.98	6.01	4.98
Basic earnings/share, USD	$0.35	0.07	0.78	0.21
Diluted earnings/share, USD	$0.35	0.07	0.78	0.21
Dividends	Nil	Nil	Nil	Nil

Basic weighted average number of shares outstanding	40,628,861	30,687,226	38,416,486	22,160,451
Diluted weighted average number of shares outstanding	40,725,256	31,111,293	38,658,521	22,257,782

Number of shares outstanding at period end	40,693,831	33,419,271	40,693,831	33,419,271

* Shareholders´equity/share is defined as shareholders´equity divided by total number of shares outstanding at period end.

MANAGEMENT’S COMMENTS
ON RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in United States Dollars unless otherwise indicated)

TWELVE MONTHS ENDED DECEMBER 31, 2005

These Management’s comments of the financial condition and results of the operations, analyzes the three and twelve months ended December 31, 2005 and is dated February 16, 2006.

Recent Events

Financing Arrangement with Sunridge Gold Corp.

Lundin Mining has entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSXV under the symbol "SGC".

Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa including the high-grade Adi Nefas Gossan zinc/gold/copper volcanogenic massive sulphide (VMS) project, the high-grade copper/gold Debarwa VMS deposit, the Gupo gold deposit and several other high priority targets. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

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The Asmara Project encompasses over 1,100 square kilometers and is located immediately to the north, south and west of Eritrea’s capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. The licensed area covers rocks of the Nubian-Arabian shield which is a large Pre -Cambrian shield covering much of Northeast Africa. Eritrea is a country with immense geological potential yet still relatively unexplored by modern mining methods. The main discoveries to date are Nevsun’s large, high-grade Bisha VMS Project and Sunridge’s high-grade Debarwa and Adi Nefas VMS Projects.

Sunridge currently has a 25,000 metre diamond and reverse circulation drilling program underway on several of its key projects. Sunridge recently reported excellent results from the Adi Nefas high-grade zinc/gold/copper project. Highlights include:

NG-024-D - 7.85 metres grading 3.9 g/t Au, 147.52 g/t Ag, 5.5% Cu and 10.05% Zn

NG-025-D - 10.6 metres grading 3.16g/t Au, 96.08 g/t Ag, 2.23% Cu and 10.68% Zn

NG-026-D - 9.0 metres grading 11.91 g/t Au, 285 g/t Ag, 3.18% Cu and 11.05% Zn

 NG-043-D - 5.25 metres grading 10.81 g/t Au, 239.8 g/t Ag, 6.77% Cu and 6.77% Zn

 NG-046-D - 7.80 metres grading 4.0 g/t Au, 135.44 g/t Ag, 1.12% Cu and 5.62% Zn

Another key project is the Debarwa copper/gold project. Debarawa is at an advanced stage and Sunridge has now commissioned conceptual mine planning studies which will evaluate a potential fast -track development of this high -grade deposit.

Over the coming months, an aggressive drilling program will continue utilizing 4 rigs. Lundin Mining will bring to the strategic alliance technical and financial expertise and assist Sunridge Gold to rapidly advance its projects to the production stage.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non -brokered, private placement at a price of Cdn $1.66 per unit for an investment of Cdn $5,229,000. Each unit consist s of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing.

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

The technical information contained above has been reviewed by Mr. Michael Hopley, (B.Sc. Geo.) who is a Qualified Person pursuant to NI 43-101. Mr. Hopley is President and CEO of Sunridge.

Acquisition of a 19.9% interest in Union Resources Limited

On August 22, 2005 Lundin Mining announced that its wholly owned subsidiary, Lundin Mining AB, had signed an agreement to acquire up to a 19.9% interest in Union Resources Limited ("Union"), a publicly traded Australian mining company. On October 27, 2005 Lundin Mining announced that the acquisition was completed after Union obtained shareholder approval. Union is listed on the Australian Stock Exchange and on the Alternative Investment Market ("AIM") of the London Stock Exchange.

Union discovered, and is now managing a bankable feasibility study ("BFS") over, the world class Mehdiabad zinc/lead/silver mineralization located in central Iran, on behalf of Mehdiabad Zinc Company ("MZC").

MZC was initially a company owned jointly between Union, IMPASCO and Itok GmbH ("Itok"). IMPASCO , a company owned by the Iranian government, held 50%, Union’s beneficial interest effective March 2005 was 38% and the balance was held by Itok.

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Pursuant to the agreement with Union, Lundin Mining, through its wholly owned subsidiary, subscribed for 151,000,000 units of Union at a price of Australian $0.03 per unit. Each unit is comprised of an ordinary share of Union and an option to purchase an additional ordinary share at an option exercise price of Australian $0.10 per ordinary share exercisable up to and including March 31, 2009.

Lundin Mining’s total investment in Union is Australian $4.5 million (US$3.4 million) and initially resulted in Lundin Mining owning slightly less than 19.9% of the issued shares of Union. As a result of its investment, Lundin Mining has two seats on the board of directors of Union.

Union announced on October 27, 2005 that it had reached an agreement with Itok to acquire Itok’s position in MZC. Upon completion of that transaction, Union’s interest in the Mehdiabad Project increased to 50%. Pursuant to the announcement made on October 27, 2005, Union issue d 110,000,000 Union shares to Itok in respect of the acquisition of Itok’s position in the Mehdiabad project.

Union announced on December 13, 2005 that Itok had not settled the share swap agreement within the time that was stipulated in the agreement between Union and Itok. Subsequently, Union allowed an extension of time to assist Itok to complete the settlement. The purpose of the extension was solely to allow MZC to obtain the formal approval of its major government shareholder to the transfer of shares in MZC from Itok to Union, as required under the Iranian commercial code and for no other purpose.

When the transaction between Union and Itok is completed Lundin’s holdings will be diluted to 17.4% of the share capital in Union. However, Lundin has the right to participate in future capital raisings which will help protect the Company from further dilution.

Sale of the holdings in Silver Wheaton Corporation

Pursuant to a transaction initially announced in December 2004, Zinkgruvan Mining AB ("Zinkgruvan") the Corporation’s wholly -owned subsidiary, received 6,000,000 shares and 30,000,000 warrants from Silver Wheaton as partial payment for the sale of all of the Zinkgruvan silver production. During the third quarter of 2005 Zinkgruvan sold the 6,000,000 shares for net proceeds of approximately $25.2 million. The sale of the shares result ed in a realized profit before taxes of approximately $11.2 million, which was recognized during the third quarter.

During the fourth quarter, Zinkgruvan also sold the warrants for net proceeds of approximately $11. 9 million and a profit before tax of approximately $6.6 million.

Hedging of Lead and Copper

Lundin Mining has entered into hedging contracts, during the fourth quarter, with the objective of giving the Company price protection if the prices of the Company’s by-products, lead and copper, were to decline. For 2006, 4,000 tonnes of the copper production from Storliden have been hedged through forward contracts at the price 1.74 US$/pound (3,825 US$/tonne). The Company has also hedged 12,000 tonnes of the lead production from Zinkgruvan and Galmoy for 2006 through an option strategy. The Company has bought put options at the average price 0.39 US$/pound (864 US$/tonne) and has also sold call options at the average price of 0.49 US$/pound (1,073 US$/tonne). For further details of the hedges, see page 14.

Other corporate matters

Abalone Capital Ltd. ("Abalone"), Lorito Holdings Ltd ("Lorito") and Zebra Holdings and Investments Ltd. ("Zebra") have informed Lundin Mining that they have acquired additional Swedish Depository Receipts ("SDRs") in Lundin Mining. Together with Ellegrove Capital "(Ellegrove") these companies currently hold 8,131,250 shares and SDR’s in Lundin Mining, representing approximately 19.98% of the number of outstanding shares of the company.

Abalone, Ellegrove, Lorito and Zebra are investment companies incorporated in Guernsey (Channel Islands) and in Barbados. They are wholly owned by a trust whose settler is Mr. Adolf H. Lundin.

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Effective February 15, 2006, Mr Manfred Lindvall has been appointed Vice President Environment, Health and Safety and will join the management team of Lundin Mining. Mr Lindwall previously held the position as VP Environment, Health & Safety at Boliden.

Effective February 15, 2006, Mr Stefan Månsson has been appointed Managing Director of the Galmoy operations. Mr Månsson previously held the same position at the Zinkgruvan operations and replaces Mr. Steve Gatley. With the experience gained from dealing with the recent changes at the Zinkgruvan operations, Mr Månsson will bring very important knowledge to the ongoing improvement process at Galmoy. Mr. Gatley has been appointed General Manager, Projects and will be closely involved in the development of Lundin’s recent investments in Union Resources and Sunridge. Mr. Gatley has extensive international experience and will strengthen the team responsible for developing projects within the Company. Mr Stefan Romedahl has been appointed Man aging Director of the Zinkgruvan operations, having previously held the position as Mine Superintendent at Zinkgruvan.

Summary of operations – Metal production*

	Three months ended		Three months ended	Year ended	Year ended
		Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Zinc (tonnes)	Zinkgruvan	16,549	18,683	69,981	61,547
	Storliden	7,259	6,463	32,024	22,348
	Galmoy	21,211	17,236	74,321	68,849
	Total	45,019	42,382	176,326	152,744

Copper (tonnes)	Storliden	2,835	2,218	10,839	8,254

Lead (tonnes)	Zinkgruvan	8,496	11,175	36,674	31,448
	Galmoy	4,554	4,284	17,284	15,002
	Total	13,050	15,459	53,958	46,450

Silver (ounces)	Zinkgruvan	486,042	565,676	1,866,061	2,038,291
	Galmoy	51,258	59,277	203,292	207,591
	Total	537,300	624,953	2,069,353	2,245,882

*100% of production at Zinkgruvan, Storliden and Galmoy is included for 2004 and 2005. This does not, however, represent Lundin Mining's actual ownership during these periods. Zinkgruvan was acquired in June 2004. The ownership of NAN (owner of Storliden) was 74% as of December 31, 2004 and 97.5% as of December 31, 2005. ARCON (owner of Galmoy) was acquired in April 2005.

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Selected quarterly information

Three months ended	Dec-05	Sep-05	Jun-05	Mar-05	Dec -04	Sep-04	Jun-04	Mar-04
				(iii)	(iii)	(iii)	(iii)	(iii)

Sales ($’000)	63,820	48,683	43,537	36,033	22, 465	16,444	2,183	-
Net income (loss) ($’000) (i)	14,221	9,637	3,170	2,936	2,090	2,738	149	(106)
Net income (loss)
per share, basic ($) (i) (ii)	0.35	0.24	0.08	0.09	0.07	0.08	0.01	(0.01)
Net income (loss)
per share, diluted ($) (i) (ii)	0.35	0.24	0.08	0.09	0.07	0.08	0.01	(0.01)

(i)    The Company has restated its unaudited interim consolidated financial statements for 2004 to allow for the retroactive effect of its change in accounting policy for exploration expenses.

(ii)    The income (loss) per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(iii)    Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.

Results of operations Sales

The increase in total sales for the twelve months of 2005 compared to 2004 is partially due to the acquisitions of Zinkgruvan AB ("Zinkgruvan)", North Atlantic Natural Resources AB ("NAN") and ARCON International Resources Plc ("ARCON"). The increased sales in the fourth quarter compared to the third quarter are due to higher production from all mining operations together with higher metal prices. Production during the third quarter 2005 was affected by the Swedish summer vacation periods.

Selling, General and Administrative Costs

The increase in costs for the twelve months of 2005 over the corresponding period of 2004 is attributed to the increase in corporate activities related to the acquisitions of Zinkgruvan, NAN and ARCON. The cost levels for the fourth quarter of 2005 were similar to the third quarter of 2005.

General Exploration and project investigation

The Company has significantly increased exploration activities after the acquisition of NAN and ARCON in 2005. During the fourth quarter of 2005, the Company spent $2.6 million on exploration and $7.1 million was spent during 2005. The exploration activities increased during the fourth quarter 2005 compared to the third quarter 2005, primarily due to lower activities in Sweden during the summer period and increased activities in Ireland during the fourth quarter compared to the third quarter.

Net income

The increase in net income for 2005, compared to 2004, is due to the acquisitions of the three mines and significantly higher metal prices for all metals produced by the Company. During the third and fourth quarter of 2005 net income was positively affected by the sale of the Silver Wheaton shares and warrants that Lundin Mining received in connection with the sale of the silver production from Zinkgruvan (see note 5 to the Financial Statements). The Company recognized a profit of $17.8 million before tax during 2005 for the sale of the shares and warrants.

Net income during the fourth quarter of 2005 is positively impacted, compared to the third quarter of 2005, by the higher volumes of ore processed and metal produced. The third quarter was affected by the Swedish vacation periods in July and August and by the planned temporary shut down of the mill at Galmoy in September.

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Zinkgruvan Mine

	Three months ended			Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2005	2004	2005	2004
Ore milled (tonnes)	200,149	220,236	803,883	732,812
Grades per tonne
Zinc (%)	9.0	9.2	9.4	9.1
Lead (%)	4.8	5.7	5.1	4.9
Silver (g/t)	100	106	95	99
Recoveries
Zinc (%)	92	92	93	92
Lead (%)	88	88	89	88
Silver (%)	76	74	76	75
Production

Zinc (tonnes)	16,549	18,683	69,981	61,547
Lead (tonnes)	8,496	11,175	36,674	31,448
Silver (oz)	486,042	565,676	1,866,061	2,038,291
Sales, TUSD	$23,459	$22,388	$85,683	$69,633
Zinc Cash Production Cost,
(US$/pound)*	0.33	0.21	0.27	0.25**

*      Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

**   The cash production cost number for Zinkgruvan for 2004 has been recalculated. The previously reported number of 23 USc/pound was based on sold volumes of zinc and by-products. The recalculated number is based on volumes produced.

Ownership

The acquisition of the Zinkgruvan mine, located in South Central Sweden, was completed on June 2, 2004, and the Company’s income statement reflects Zinkgruvan mine operations from this date.

The Company acquired a 100% interest in the Zinkgruvan mine from Rio Tinto Plc ("Rio Tinto"). The purchase price for Zinkgruvan mine was $100 million in cash plus payments of Swedish krona 39.7 million for working capital and a $1 million non -refundable deposit. In addition, the Company was to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. In total $5 million has been paid as of December 31, 2005 and no additional payment is therefore required.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD $8 per common share for net proceeds of approximately CAD $152 million.

In order to provide relevant information for the investor, production data and sales are presented at the mine level for all periods, including periods that ended prior to the date the Company acquired the mine.

Production

The ore milled during the fourth quarter of 2005 was significantly higher compared to the third quarter of 2005 but 20,000 tonnes lower than the fourth quarter of 2004. During October, hoisting at Zinkgruvan was halted for six days due to the unplanned replacement of balance ropes in the P2 shaft. The ropes are normally replaced every six years and were planned to be replaced in 2007. After the ropes were replaced, Zinkgruvan returned to normalized production levels. T he loss of production related to this was approximately 15,000 tonnes of ore. The higher production during the fourth quarter 2005 compared to the third quarter of 2005 is due to the seasonality of the mining and milling activities of Zinkgruvan. The vacation periods in Sweden during the third quarter typically reduces production during the summer months.

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Grades and recoveries during the fourth quarter continued at levels according to plan. Total zinc production was up 1,300 tonnes during the fourth quarter compared to the third quarter of this year mainly due to higher volumes of ore milled. The production of lead was 1,800 tonnes higher during the quarter compared to the third quarter as a result of higher milled ore production and higher lead grades.

The cash production cost during the quarter has increased by 5 cents per pound of zinc compared to the third quarter of 2005. The increase of the cash cost is due to increased price participation charges which are due to increased market prices of zinc. The charges paid to the smelters are partly dependent on the market price of zinc.

The financial results of the mine continued to be strong as a result of increasing metal prices and no major deviations in the mining and milling operations compared to plan.

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Storliden Mine

	Three months ended		Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2005	2004	2005	2004

Ore milled (tonnes)	79,232	68,670	319,411	286,749
Grades per tonne

Copper (%)	3.9	3.5	3.7	3.1
Zinc (%)	9.9	10.1	10.9	8.4
Recoveries

Copper (%)	93	92	92	90
Zinc (%)	93	92	93	91

Production
Copper (tonnes)	2,835	2,218	10,839	8,254
Zinc (tonnes)	7,259	6,463	32,024	22,348

Sales, TUSD	18,330	9,590	58,959	$33,119
Zinc Cash Production Cost
(US$/pound )*	<0	0.11	<0	0.12

* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by- product credits.

Ownership

As of December 31, 2004 Lundin Mining held 74% of the shares of NAN, which is the owner of the Storliden Mine. During the first quarter of 2005 the Company acquired an additional 24% of the shares of NAN and initiated corporate procedures for the compulsory purchase of the remaining shares in NAN.

In order to provide relevant information for the investor, production data and sales are presented at the mine level for all periods, including periods that ended prior to the date the Company acquired the mine.

Production

The production of zinc and copper increased significantly during 2005 compared to 2004. The production of zinc was 43% higher and the production of copper was 31% higher. Ore milled was 11% higher for the twelve months period compared to the corresponding period in 2004. The main reason for the increase was the mining program, which has primarily been carried out in the central zone during 2005. During 2004 the ore was mainly taken from the eastern and western zones. The central zone contains significantly higher head grades of zinc and copper. During the fourth quarter of 2005, the amount of ore milled was higher compared to volumes in 2004. The grades of copper were also higher and zinc grades were on the same level as the fourth quarter of 2004 which resulted in higher production of metals in concentrate. Milled production during the quarter exceeded expectations with approximately 10,000 tonnes and the mine reached record production during 2005. Close to 320,000 tonnes were treated in the mill during the year.

The financial results of the mine exceeded expectations for the quarter and were above the results of all previous quarters due to higher metal prices, stable production and continued high grades of copper and zinc.

The zinc cash costs for Storliden during the fourth quarter of 2005 continued to be less than zero due to the high production of copper. The income from copper was higher than the production costs and the related smelting charges.

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Galmoy Mine

	Three months ended		Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2005	2004	2005	2004

Ore milled (tonnes)	169,727	170,474	644,058	641,290
Grades per tonne

Zinc (%)	14.8	12.0	13.7	12.9
Lead (%)	3.7	4.2	4.0	5.4
Recoveries

Zinc (%)	84	84	84	83
Lead (%)	72	61	68	43

Production
Zinc (tonnes)	21,211	17,236	74,321	68,849

Lead (tonnes)	4,554	4,284	17,284	15,002

Sales, TUSD	$22,321	$12,629	$68,289	$46,480
Zinc Cash Production Cost
(US$/pound )*	0.47	0.44	0.46	0.41

* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by- product credits.

Ownership

Lundin Mining and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005. ARCON has been consolidated in the financial statements of Lundin Mining since May 1, 2005. Lundin Mining offered to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON Shares. The cash component represent ed a value of $65.3 million and the share component represent ed a value of $56.3 million . The combined value of the offer was $121.6 million.

In order to provide relevant information for the investor, production data and sales are presented at the mine level for all periods, including periods that ended prior to the date the Company acquired the mine.

Production

Ore milled at Galmoy during the fourth quarter 2005 was significantly higher than the third quarter of 2005 and on the same level as the fourth quarter 2004. The production during the third quarter 2005 was low and effected by the planned temporary shutdown in the mill, which was related to the ongoing improvement project. Average zinc head grades were 14.8% during the quarter and mill recoveries were approximately 84%. The production of zinc metal was 23% higher compared to the same quarter 2004 and 21% higher then the third quarter 2005. Lead production was also higher than the corresponding quarter in the previous year as a result of improved recoveries of lead in the mill. Processing improvements made to the lead circuit in the mill have resulted in better recoveries with higher concentrate grades and improving marketability.

The improvement project of the mill that commenced at the end of the second quarter continued according to plan in the fourth quarter. The project is divided in two parts: a mechanical and electrical part for the purpose of improving utilisation and a metallurgical part for the purpose of improving recoveries and quality of concentrates. The two parts are divided into sub -projects with different priorities. Part of the project was a planned four day shutdown of the mill in September when an upgrade of the zinc filter was carried out. The upgraded zinc filter should result in more stable performance and increased capacity of the mill.

Other major activities in the project include the addition of extra tailings line and back-up pumping capacity in the floatation circuit and a reorganized maintenance function in order to support the mill more efficiently. The completion of the project , with improved mill utilization and recoveries, is targeted for the end of the first quarter of 2006.

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Quarterly total cash costs (USc/lb Zn) were 3 cents higher than for the corresponding period in 2004 and above the 2004 year cash cost. Management expects that the zinc cash cost will be reduced when the improvement project is completed.

Exploration in Sweden

The Norrbotten Project

The Norrbotten copper-gold project is located in the Norrbotten mining district of northern Sweden and consists of a large ground position comprised of both 100% Lundin licenses and licenses that form a joint venture partnership with Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Ltd. ("Rio"). The project is located along the "Kiruna Break", an east -west trending regional fault system associated with numerous copper/gold and iron ore deposits.

The properties cover and include the iron oxide copper-gold mineralization discovered by Anglo and Rio at Rakkurijärvi. Exploration has focused on enlarging the Rakkurijärvi discovery zone. Compiled results of recent drilling by Lundin Mining and previous drilling by Anglo and Rio at the Rakkurijärvi discovery zone indicate a moderately plunging zone of copper-gold mineralization that remains open at depth.

Four diamond drill holes were completed during the fourth quarter at the Pahtohavare target, located near to the Rakkurijärvi discovery, testing for an extension of the known, high-grade copper and gold mineralization cropping out at surface. These holes confirmed historic drill results of shallow, discontinuous copper and gold mineralization but also indicated that the mineralization is not extending to depth. No further work is planned on this target. At Rakkurijärvi a winter drill programme is planned for the first quarter of 2006 and will test for an extension of the delineated copper and gold mineralization at depth and along strike to the east.

The Copperstone Project

The Copperstone project is located in the Skelleftea mining district of northern Sweden, about 20 km northeast of the Storliden mine. In the third quarter, drilling of geophysical targets, outlined by Lundin Mining earlier this year, intersected widespread zones of copper-bearing sulphide mineralization of the stringer vein type, breccia type and stratabound disseminated type.

Fourth quarter activities at Copperstone focused on carrying out extensive surface and down-hole electromagnetic geophysical surveying and geological interpretation of the 2005 drill results to define additional drill targets for the first quarter of 2006. Work in the first quarter will include drill-testing for higher grade extensions of the Eva massive sulphide deposit discovered in the second quarter 2005.

Near-mine exploration at Storliden

During the fourth quarter six diamond drill holes were completed in the area adjacent to the Storliden mine, two of which were deepened extensions of previous holes. A narrow extension of the Storliden mine horizon was located approximately 400 metres southwest of the mine over a broad area. Drilling is planned for the first two quarters of 2006 to further test this mineralized horizon in addition to other geological and geophysical targets generated in the vicinity of the mine.

Additional greenfields drill-testing of mostly airborne geophysical targets away from the mine was also carried out in the fourth quarter. T he anomalies tested to date have been sourced to pyrrhotite-bearing graphitic sedimentary rocks, although at one target favourably altered volcanics were also intercepted, warranting additional work.

Zinkgruvan -Bergslagen Exploration

Drilling commenced prior to the 2005 year-end in the Meltorp area located 15 kilometres to the east of the Zinkgruvan mine. The drilling will test for a down-dip extension of the known zinc -lead -silver mineralization at the Meltorp prospect.

Lundin Mining has acquired a large land holding in the historic Bergslagen mining district with an emphasis around the Zinkgruvan mine. A total of 28 properties covering 83,000 hectares have been staked. An extensive brownfields programme near Zinkgruven, in addition to a regional greenfields programme, is planned for 2006 with drilling of more advanced targets to start in the second quarter.

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Exploration in Ireland

Near-mine Exploration at Galmoy

A total of 5,723 metres of diamond drilling in 48 holes was completed in the fourth quarter in addition to IP/Resistivity geophysical surveying. Seven new geophysical anomalies were outlined by this work and will be tested in the first quarter 2006. Drilling in the fourth quarter intercepted resource grade sulphide mineralization in a previously undrilled area north of the CW South Zone. Step-out drilling is in progress to test the extent of this new zone of mineralization. In-fill and delineation drilling of the R-Zone and K orebodies continued in the fourth quarter while delineation of the new K South orebody has extended this zone farther to the south.

Keel Property

An additional prospecting license has been added in County Longford, contiguous with two existing Lundin Mining licenses. A program of target definition, including IP/resistivity/gravimetric geophysics, and target testing is planned for 2006.

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Metal prices and treatment charges

Compared to the fourth quarter last year, the price of zinc has increased considerably. The reduction in inventory levels of zinc on the London Metal Exchange ("LME") seen during the end of 2004 has continued during 2005 and into 2006. The price of zinc has continued to rise and is currently trading around 2,200 US$/tonne (1.00 US$/pound). The price of lead has followed the same pattern as zinc and increased significantly compared to the same quarter of 2004 .. Lead is currently trading above 1,200 US$/tonne (0.54 US$/pound).

METAL PRICES		Fourth	Fourth
(LME/LBMA)		quarter	quarter	Change	Year ended	Year ended	Change
(average)		2005	2004	%	2005	2004	%

Zinc	US$/pound	0.74	0.51	+47	0.63	0.48	+32
	US$/tonne	1,639	1,114	+47	1,381	1,048	+32

Lead	US$/pound	0.48	0.43	+9	0.44	0.40	+10
	US$/tonne	1,048	959	+9	976	887	+10

Copper	US$/pound	1.95	1.40	+39	1.67	1.30	+28
	US$/tonne	4,300	3,093	+39	3,678	2,866	+28

Silver	US$/oz	8.06	7.23	+12	7.31	6.65	+10

The treatment charge s ("TC") and refining charges ("RC") for copper increased during 2005. At the same time the base TC for zinc has continued downwards based on a deficit of concentrate and the Company believe s the TC for zinc will remain at historically low levels over the next years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters. The TC for lead has decreased somewhat compared to the end of 2004.

Outlook

The outlook for metal prices for 2006 is, in general, very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, we expect that the price for zinc, copper and lead will remain strong during 2006.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton where by Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up -front cash payment received from Silver Wheaton in December 2004 has been deferred in the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

Currencies	Fourth	Fourth		Year	Year
EXCHANGE RATES	quarter	quarter	Change	ended	ended	Change
(average)	2005	2004	%	2005	2004	%
SEK per US$	7.97	6.97	+14	7.47	7.35	+2
SEK per CA$	6.79	5.70	+19	6.17	5.65	+9
CA$ per US$	1.17	1.22	-4	1.21	1.30	-7
US$ per Euro	1.19	1.30	-8	1.25	1.24	+-0

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Liquidity and capital resources

Working Capital, including cash and short term financial debt

At December 31, 2005, the Company had working capital of $63.8 million compared to working capital of $108.5 million at December 31, 2004. Cash was $74.4 million as at December 31, 2005 compared to $86.7 million as at December 31, 2004. The change in the working capital is primarily due to the purchase of ARCON during the second quarter and the sale of the Company’s holdings in Silver Wheaton in the third and fourth quarter.

Accounts receivable

Accounts receivable increased to $ 20.2 million as at December 31, 2005 from $17.2 million at September 30, 2005 and $17.0 million at December 31, 2004. The inclusion of ARCON has increased the Company’s receivables by $5.9 million compared to year-end 2004. The receivables at Zinkgruvan and NAN are $2.6 million lower compared to year-end 2004 and on the same level as September 30, 2005.

Current liabilities

Current liabilities decreased to $41.8 million as at December 31 , 2005 from $63.8 million at September 30, 2005. Compared to December 31, 2004 the current liabilities increased by $18.6 million. The main reason for the decrease during the fourth quarter is the repayment of a short-term bank loan of $23.0 million . The main reason for the increase as of December 31, 2005 compared to year-end 2004 is the short term income tax liabilities which have increased to $13.4 million due to the taxable income generated during 2005.

Long-term liabilities and provisions

Long-term liabilities and provisions have decreased during 2005 compared to December 31, 2004. The main reason for the change is the amortization of the deferred revenue and changes in the conversion rate of Swedish currency to USD. The weakening Swedish currency during 2005 has decreased the long-term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of December 31, 2005. As of the same date, Lundin Mining had entered into the following metal hedging contracts. Approximately 35% of the expected payable copper production for 2006 has been hedged. The corresponding amount for lead is approximately 25%. The Company has no outstanding zinc hedging contracts as of the same date.

		Q1-2006	Q2-2006	Q3-2006	Q4-2006	Total
						volume
						2006
Copper	Volume
	(tonnes)	1,275	1,300	800	625	4,000

Forward sales	US$/pound	1.74	1.74	1.74	1.74
	US$/tonne	3,825	3,825	3,825	3,825

Lead	Volume
	(tonnes)	3,000	3,000	3,000	3,000	12,000

Bought Put	US$/pound	0.43	0.39	0.37	0.38
Options	US$/tonne	940	850	825	840

Sold Call	US$/pound	0.50	0.48	0.48	0.49
Options	US$/tonne	1,110	1,050	1,050	1,080

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $2.1 million as of December 31, 2005.

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Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton , with a delivery guarantee of a minimum of 40 million ounces of silver over a 25 -year period. Zinkgruvan is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

Pursuant to the Zinkgruvan acquisition agreement with Rio Tinto, the Company was obliged to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years (see Note 4a of the Interim Consolidated Financial Statements). As of December 31, 2005 Lundin Mining has paid the maximum amount of $5 million to Rio Tinto.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company’s subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one -third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit , NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 8 of the consolidated interim financial statements.

Outstanding share data

As at February 16, 2006, the Company had 40,693,831 common shares outstanding and 667,500 share options outstanding under its stock-based incentive plans.

Risks

The Company’s properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company’s risk factors are more fully described in the Company’s Annual Information Form.

Cautionary note regarding forward -looking statements

Certain statements contained in the foregoing Management’s Comments and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward -looking statements in light of the risks set out above.

Non-GAAP Performance Measures

Zinc Cash Production Cost (US$/pound ) is a key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table present s the calculation of Zinc Cash Production Costs (US$/pound) for each of the Company’s operation for the periods indicated.

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Reconciliation of unit cash costs of zinc to consolidated statements of operations
Thousands of US dollars, except zinc cash production cost per pound

	Three Months Ended			Year Ended
	31 December, 2005			31 December, 2005

	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	8,844	9,203	12,173	35,794	31,930	30,897
Operating expenses prior to merger with Lundin Mining						14,395
Treatment charges for zinc	8,159	3,921	10,610	27,215	13,629	30,263
Bi-product credits	(7,822)	(10,743)	(2,559)	(33,115)	(33,470)	(10,312)
Other items effecting cash production costs	1,025	(4,339)	(1,601)	5,438	(12,739)	(1,343)
Total	10,206	(1,958)	18,623	35,332	(650)	63,900

Zinc metal payable (000's pounds)	31,011	13,600	39,350	131,138	60,000	138,511
Zinc cash production cost per pound	0.33	(0.14)	0.47	0.27	(0.01)	0.46

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Lundin Mining Corporation
INTERIM CONSOLIDATED BALANCE SHEETS

		(Unaudited)
		As at December 31,	As at December 31,
Thousands of US dollars	Notes	2005	2004 (restated)*
ASSETS
Current assets
Cash		$74,409	$86,680
Accounts receivable		20,231	17,009
Investments	5	-	22,776
Inventories		9,609	4,605
Prepaid expenses		1,340	636
		105,589	131,706
Fixed assets
Long term receivables		5,121	583
Investments		3,349	-
Properties, plant and equipment		288,217	187,184
Future income tax assets		2,753	5,474
Other long term receivables		1,785	2,227
		301,225	195,468
		$406,814	$327,174

LIABILITIES
Current liabilities
Accounts payable		$10,453	$9,486
Accrued expenses		7,723	6,528
Other accrued liabilities		7,646	1,247
Due to related parties	8	-	8
Income taxes payable		13,434	3,020
Current portion of deferred revenue		2,509	2,892
		41,765	23,181
Long-term liabilities
Capital lease obligation		1,547	-

Provisions
Deferred revenue		55,667	69,423
Provisions for pension		12,111	13,334
Other provisions		16,093	11,137
Future income tax liabilities		34,488	37,978
		118,359	131,872

NON-CONTROLLING INTEREST		627	5,773

SHAREHOLDERS´EQUITY
Share capital	7	242,717	170,278
Contributed surplus		1,945	855
Retained earnings / (deficit)		25,253	(4,710)
Cumulative translation adjustments		(25,399)	(75)
		244,516	166,348
* See note 2		$406,814	$327,174
See accompanying notes

Approved by the Board:

Lukas H. Lundin	William A. Rand

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Lundin Mining Corporation
 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)	(Unaudited)	(Unaudited)
	Three months	Three months	Year	Year
Thousands of US dollars	ended Dec 31,	ended Dec 31,	ended Dec 31,	ended Dec 31,
(except per share amounts)	2005	2004 (restated)*	2005	2004 (restated)*

Sales	$63,820	22,465	192,073	39,922
Cost of sales	(45,996)	(15,298)	(150,709)	(28,671)

Gross margin	17,824	7,167	41,364	11,251

Expenses
General exploration and project investigation	(2,606)	(574)	(7,146)	(2,762)
Selling, General and Administration	(2,116)	(2,649)	(8,976)	(4,818)
Stock based compensation	(1,239)	(205)	(1,887)	(452)
	(5,961)	(3,428)	(18,009)	(8,032)
Other income/expenses
Interest income	713	171	1,465	412
Interest and bank charges	(305)	-	(511)	(84)
Foreign exchange gains/(losses)	3,078	(2,151)	4,041	404
Unrealized loss on copper and lead hedges	(2,095)		(2,095)
	1,391	(1,980)	2,900	732

Income/(loss) before undernoted	13,254	1,759	26,255	3,951

Gain on sale of investment	6,609	-	17,810	671
Equity income of NAN	-	274	-	1,325

Income/(loss) before income taxes	19,863	2,033	44,065	5,947

Income taxes	(5,551)	57	(13,291)	(1,183)
Non-controlling interest	(91)	-	(811)	-

Net income for the period	$14,221	2,090	29,963	4,764

Retained earnings (deficit) beginning of period	11,032	(6,800)	(4,710)	(9,474)
Net income	14,221	2,090	29,963	4,764
Retained earnings (deficit) end of period	$25,253	(4,710)	25,253	(4,710)

Basic earnings per share	$0.35	0.07	0.78	0.21

Diluted earnings per share	$0.35	0.07	0.78	0.21

Basic weighted average number of shares outstanding	40,628,861	30,687,226	38,416,486	22,160,451

Diluted weighted average number of shares outstanding	40,725,256	31,111,293	38,658,521	22,257,782

* See note 2
See accompanying notes

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Lundin Mining Corporation
 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY
(Unaudited)

			Retained	Cumulative
		Contributed	earnings /	translation
Thousands of US dollars	Share capital	surplus	(deficit)	adjustment	Total

As at December 31, 2004	$170,278	855	(4,710)	(75)	166,348

New share issues	72,439	-			72,439

Stock based compensation		1,090			1,090

Translation adjustment for the period				(25,324)	(25,324)

Net income for the period			29,963		29,963

As at December 31, 2005	$242,717	1,945	25,253	(25,399)	244,516

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Lundin Mining Corporation
 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)	(Unaudited)	(Unaudited)
	Three months	Three months	Twelve months	Twelve months
	ended Dec 31,	ended Dec 31,	ended Dec 31,	ended Dec 31,
Thousands of US dollars	2005	2004 (restated)*	2005	2004 (restated)*
Cash flow from operating activities
Net income for the period	$14,221	2,090	29,963	4,764
Add/(deduct) non-cash items
Amortization of deferred revenue	(967)	(457)	(3,083)	(429)
Depreciation and amortization	15,687	4,483	51,999	9,004
Stock based compensation	1,239	205	1,887	452
Gain on asset dispositions	(6,610)	-	(17,811)	(671)
Equity income of NAN	-	(274)	-	(1,325)
Future income taxes	(8,324)	(1,195)	(584)	15
Provisions for pensions and other	337	(299)	382	(235)
Net changes in non-cash working capital items	17,614	3,667	5,385	609
Total cash-flow from (used in) operating activities	33,197	8,220	68,138	12,184

Cash flow from financing activities
Common shares issued	1,012	1,173	1,365	113,167
Deferred revenue	-	49,614	-	50,028
Financing costs	-	(2,300)	-	(2,160)
Due to related parties	-	(57)	-	(775)
Repayment of debt	(23,018)	-	(40,514)	-
Proceeds from loan facility	-	-	23,018	-
Total cash-flow from (used in) financing activities	(22,006)	48,430	(16,131)	160,260

Acquisition of subsidiaries, net of cash acquired	(4,373)	4,995	(70,849)	(92,943)
Mining properties and related expenditures	(8,763)	(2,686)	(19,430)	(4,946)
Securities held as fixed assets	(1,682)	-	(4,294)	-
Repayment of loan receivable from NAN		-	-	711
Proceeds on assets dispositions	11,866	-	37,080	941
Total cash-flow from (used in) investing activities	(2,952)	2,309	(57,493)	(96,237)

Impact of foreign exchange on cash balances	(1,118)	2,179	(6,785)	3,523

Increase/(decrease) in cash	7,121	61,138	(12,271)	79,730

Cash, beginning of period	67,288	25,542	86,680	6,950

Cash, end of period	$74,409	86,680	74,409	86,680

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Investments in Silver Wheaton received as
proceeds from deferred revenue	$-	22,588		21,207
Common shares issued for acquisition of NAN/Arcon	-	18,538	71,074	17,405
Common shares issued for mineral property acquisition	-	-	-	504
Common shares issued for acquisition expenses	-	-	-	1,053
	$-	41,126	71,074	40,169

OTHER SUPPLEMENTARY INFORMATION
Interest paid	$305	52	417	84
Taxes paid			$3,219

* See note 2
See accompanying notes

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Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Unaudited)

1.     Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2004 , except for foreign currency translation where the principles were changed as of April 1, 2005. The new principles are described in note 2.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2004 annual audited consolidated financial statements.

 These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management , necessary for a fair presentation of the respective interim periods presented.

2.     Translation of foreign currencies

Effective April 1, 2005, the reporting currency of Lundin Mining was changed from the Canadian to the U.S. dollar. The board and management of Lundin Mining reassessed which currency was most suitable to its financial statement users. Based on the circumstance that most of the sales of the Lundin Mining Group (the "Group") are denominated in U.S. dollars and that most of the assets owned by the Group are valued in U.S. dollars, a decision was taken by the board to change the reporting currency from the Canadian dollar to the U.S. dollar.

As a consequence, the financial statements for all years (or periods) presented have been translated into the new reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders' equity.

 The Company has also reassessed the measurement currencies of its corporate offices and its mining operations.

 Lundin Mining AB and Zinkgruvan had previously used the Canadian dollar as their measurement currency and had been considered integrated foreign operations. These entities had been accounted for using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.

Following the establishment of an executive office in Stockholm, Sweden, in April 2005, the Company decided that Zinkgruvan and Lundin Mining AB would use the Swedish Krona (SEK) as their measurement currency. ARCON will use Euro as its measurement currency and the measurement currency of Lundin Mining will continue to be the Canadian dollar. This will have the effect that the current rate method will be used when translating the financial statements of these companies.

North Atlantic Natural Resources ("NAN") has been considered a self -sustaining foreign operation, used the Swedish Krona as its measurement currency, and has been accounted for by using the current rate method.

The change in measurement currencies has been applied starting April 1, 2005.

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3.     Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") / International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining. According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company's assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investment the Company holds in Union Resources should be valued at the lower of cost or fair market value. However, according to IAS 39, this investment would be recorded at fair market value. The fair market value, as at December 31 2005, was $9.2 million, which exceeded the carried cost value by $5.8 million.

4.     Acquisitions

(a)    Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100 percent interest in North Mining Svenska AB ("NMS") and a 100 percent indirect interest in Zinkgruvan Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100% interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine. The purchase price for NMS and ZM was $100 million in cash plus payments of Swedish krona 39.7 million for working capital and a $1 million non-refundable deposit. In addition, the Company was required to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the fourth quarter 2005 resulted in an additional payment of $2.7 million ($5.0 million for the period 2 June, 2004 - 31 December, 2005). No additional payments are therefore required.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD $8 per common share for net proceeds of approximately CAD $152 million.

 (b)    North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden's 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden´s NAN shares amount s to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining´s shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden´s NAN shares was CAD $22,638,720 (approximately $18.4 million).

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Prior to the acquisition of Boliden´s NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee´s (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining, as per September 30, 2005, held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes.

        The acquisition of 36.9% of the outstanding shares from Boliden AB and 23.6% of the outstanding shares pursuant to the Offer to the remaining shareholders has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Consideration paid with new shares	$33,858,000
Acquisition expenses paid in cash	2,476,000
$36,334,000
Net assets acquired:
Cash	$8,464, 000
Other working capital, net	4,424,000
Mining properties	58,170,000
Property, plant and equipment	128, 000
Future income tax liabilities	(12, 313,000 )
Other provisions	(325,000)
$58,548,000
Less:
Non-controlling interest	$(1, 171,000 )
Carrying value of prior investment in NAN	(21,043,000)
$36,334,000

(c)     ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON Shares.

The cash component represent ed a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. In June, Lundin Mining controlled 100% of the outstanding shares of ARCON. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005.

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The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$ 126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Property, plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$ 126,971,000

The allocation of the purchase price is preliminary in nature and could be amended for information that comes to light subsequent to the date of these interim financial statements.

5.     Agreement with Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") to sell all of its silver production from the Zinkgruvan mine to Silver Wheaton in consideration for an upfront cash payment of $50 million and 30 million Silver Wheaton shares (6 million shares post -consolidation) and 30 million share purchase warrants with an aggregate fair value of $19.6 million, plus a per ounce payment at a price equal to the lesser of (a) $3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Five warrants plus CAD $4.00 entitled the Company to purchase one Silver Wheaton common share up to and including August 5, 2009.

Lundin Mining agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25 -year period. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, Lundin Mining has not delivered the agreed 40 million ounces, it will pay to Silver Wheaton $1.00 per ounce of silver not delivered.

The upfront cash payment of $50 million and the aggregate fair value of the shares and warrants of $19.6 million have been deferred in the balance sheet and are realized in the income statement when the actual deliveries of silver occur. The deferred per ounce amount which is realized in the income statement is based on deliveries of 40 million ounces and equals approximately $1.74 per ounce of silver delivered. Total revenue from silver currently equals $5.64 per ounce, including $3.90 per ounce which is invoiced to Silver Wheaton upon delivery of silver.

During the third and fourth quarter 2005, Lundin Mining's wholly owned subsidiary, Zinkgruvan Mining AB ("Zinkgruvan"), sold its holdings in Silver Wheaton.

Zinkgruvan sold 6,000,000 shares for net proceeds of approximately $25.2 million. The sale of the shares resulted in a realized profit before taxes of approximately $11.2 million during the third quarter 2005.

Subsequent to the sale of the shares in the third quarter 2005, Zinkgruvan also sold the warrants in the fourth quarter, for net proceeds of approximately $11.9 million realizing a profit before tax of approximately $6.6 million.

6.     Short -term credit facility

On April 26, 2005 the Company signed a SEK 180 million credit facility. The credit facility matures on April 26, 2006. The facility is not utilized as of December 31, 2005.

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7.     Share capital

The authorized and issued share capital is as follows:

(a)    Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding

	Number of	Amount
	shares	(US $ '000)
Balance, December 31, 2004	33,419,271	170,278
Shares issued to acquire shares in NAN	1,383,321	14,727
Balance, March 31, 2005	34,802,592	185,005
Shares issued to acquire shares in ARCON	5,621,239	56,347
Exercise of options	2,000	8
Balance, June 30, 2005	40,425,831	241,360
Exercise of options	53,000	353
Balance, September 30, 2005	40,478,831	241,713
Exercise of options	215,000	1,004
Balance, December 31, 2005	40,693,831	242,717

(b)    Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

		Weighted-Average
	Number of	Exercise Price
Options	Shares	(CAD $)
Outstanding at December 31, 2004	372,500	$6.41
Granted in 2005	565 ,000	$12.00
Exercised in 2005	(270,000)	$5.98
Outstanding at December 31, 2005	667,500	$11.29

As at December 31, 2005, 100,000 expire on July 8, 2006, 12,500 expire on October 5, 2006, 290,000 expire on April 12, 2007 , 85,000 expire on August 8, 2007 and 180,000 expire on November 8, 2007.

8.     Other related party transactions

During the three months ended December 31, 2005, and December 31, 2004 charges from a company owned by the Chairman of the Company for management and administrative services were $45,000 and $36,600 respectively. For the twelve months period ended December 31 , 2005 and December 31 , 2004 the corresponding amounts were $175,000 and $148,800.

9.     Segmented Information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:

	Three months ended		Twelve month ended
In thousands of United	December 31,	December 31,	December 31,	December 31,
States dollars	2005	2004	2005	2004
Sales
Sweden	41,499	22,465	144,443	39,922
Ireland	22, 321	-	47,630	-
	63,820	22,465	192,073	39,922

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SUPPLEMENTARY INFORMATION

1. LIST OF DIRECTORS AND OFFICERS AT DECEMBER 31, 2005:
 (a) Directors:
       Brian D. Edgar
       Edward F. Posey
       John H. Craig
       Karl-Axel Waplan
       Lukas H. Adolf H. Lundin
       Lundin, Chairman
       Pierre Besuchet
       William A. Rand
       Tony O'Reilly Jnr

(b) Officers:
       Lukas H. Lundin, Chairman
       Karl-Axel Waplan, President and Chief Executive Officer
       Anders Haker, Chief Financial Officer
       Kjell Larsson, Vice President of Mining
       Kevin Hisko, Corporate Secretary

2. FINANCIAL INFORMATION
    The report for the first quarter 2006 will be published on May 11, 200 6.

3. ALLOCATION OF PROFITS
    The Board of Directors proposes that no dividends are distributed to the shareholders.

4. ANNUAL GENERAL MEETING OF SHAREHOLDERS
    The Annual General Meeting of shareholders is planned to be held in Vancouver, Canada, at the end of May, 2006.

5. ANNUAL REPORT
    The Annual Report for 2005 of Lundin Mining will be published on the Company's Website,
     www.lundinming.com, in April, 2006.

6. OTHER INFORMATION
    Address (Vancouver office):
     Lundin Mining Corporation
     Suite 2101 885
     West Georgia Street
     Vancouver B.C. V6C 3E8
     Canada

     Telephone: +1 604 689 7842
     Fax: +1 604 689 4250

     Address (Sweden office):
     Lundin Mining AB
     Hovslagargatan 5
     SE-111 48 Stockholm
     Sweden

     Telephone: +46 8 545 074 70
     Fax: +46 8 545 074 71

     Website: www.lundinmining.com.

     The corporate number of the Company is 306723-8.

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